January 4, 2022

410 SW 140th Terrace,

Newberry, FL 32669

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Trajector, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-260318

Ladies and Gentlemen:

Trajector, Inc. (the “Company”) hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (333- 260318), filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2021, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to James S. Hill II, Co-Chief Executive Officer, Trajector, Inc., at the above- mentioned address, with a copy to Richard A. Denmon, Carlton Fields, PA, Corporate Center Three, 4221 W. Boy Scout Boulevard, Suite 1000, Tampa, FL 33607.

Please do not hesitate to contact our legal counsel, Richard A. Denmon of Carlton Fields, PA, at (813) 229-4219, if you have any questions regarding this matter or you need any additional information.

Very truly yours,

/s/ Kevin M. Frain
Kevin M. Frain
Chief Financial Officer

cc:	James S. Hill II, Chairman of the Board of Directors and Co-CEO
Richard A. Denmon, Carlton Fields, PA